U.S. SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                     SCHEDULE 13D
                   (Amended - Original 13D filed on October 11, 2002)

                       UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                SYCONET.COM, INC.

                                  COMMON STOCK

                                   87122R 10 0
                                  (CUSIP NUMBER)


                        2240 Shelter Island Dr., Suite 202
                               San Diego, CA  92106


             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                                 September 11, 2002

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only): FOUR WINDS ASSOCIATES, INC.

2.  Check the Appropriate Box if a Member of a Group (See Instructions):
(a)______________________________________________________________________
(b)______________________________________________________________________

3.  SEC Use Only:
_________________________________________________________________________

4.  Source of Funds (See Instructions):  OO
_________________________________________________________________________

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
_________________________________________________________________________

6.  Citizenship or Place of Organization:  Bahamas Corporation
____________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:
____________________________________________________________________________

8.  Shared Voting Power:
____________________________________________________________________________
9.  Sole Dispositive Power:  9,962,800
____________________________________________________________________________

10. Shared Dispositive Power:
____________________________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  9,962,800
____________________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
____________________________________________________________________________

13. Percent of Class Represented by Amount in Row (11):  6.48%
____________________________________________________________________________

14.  Type of Reporting Person:  CORPORATION
____________________________________________________________________________

15.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
____________________________________________________________________________
____________________________________________________________________________

ITEM 1.   SECURITY AND ISSUER.

Syconet.com, Inc.
Common Stock, $.001 par value
2240 Shelter Island Dr., Suite 202
San Diego, CA  92106

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  Name:  Four Winds Associates, Inc.
(b)  Address:  PO Box N-4805, Nassau, Bahamas
(c)  Investment
(d)  None
(e)  No
(f)  Bahamas Corporation

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Four Winds Associates agreed to loan monies to the Issuer which allowed for the principal to be converted into 9,962,800 shares of common stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

(a) The purpose of this transaction was to enable the Issuer to obtain a loan and to convert the principal amount to common stock of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Four Winds Associates, Inc. acquired 8,662,800 of common shares of the Issuer on August 30, 2002. Four Winds Associates, Inc. acquired 1,300,000 of common shares of the Issuer on September 11, 2002. After Four Winds Associates, Inc.'s acquisition of the aforementioned shares of the Issuer, such amount represented 6.48% of the total and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to an Appointment of Proxy, dated September 12, 2002, Four Winds Associates, Inc. authorizes John Fleming to vote and otherwise represent Four Winds Associates, Inc.'s 9,962,800 common shares of the Issuer at annual and/or special shareholder's meetings and any adjournments for a period of two years.

                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

Date:  November 14, 2002               /s/Gary Fox, President of Four Winds
                                       Associates, Inc.